SUB-ITEM 77C

                          MFS VARIABLE INSURANCE TRUST

The sole shareholder of the MFS Research International Series (the "Series"), a series of MFS Variable Insurance Trust (the "Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, on April 29, 2005, to approve the following matters:

                 (1) amendment dated April 29, 2005 to the Investment Advisory Agreement between the Trust on behalf of each Series and Massachusetts Financial Services Company, to add the Series;

                 (2) the selection of Ernst & Young LLP as independent public accounting firm of the Series; and

                 (3) amendment dated April 29, 2005 to the Distribution Plan with respect to Service Class shares of the Series adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, to add the Series.